

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

July 24, 2017

Aamer Sarfraz
Chief Executive Officer
Draper Oakwood Technology Acquisition, Inc.
c/o Draper Oakwood Investments, LLC
55 East 3rd Ave.
San Mateo, CA 94401

> **Re:** **Draper Oakwood Technology Acquisition, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted June 27, 2017**
> **CIK No. 0001705771**

Dear Mr. Sarfraz:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2.   Please provide us with supplemental support for your statements regarding venture-backed company exits in 2016 and the first quarter of 2017.

Prospectus Summary, page 1

Effecting a Business Combination, page 4

3.   We note you disclose that you intend to complete an initial business combination with a technology company that has an enterprise value above $200 million. Please expand your disclosure to clarify that if you consummate a business combination in accordance with your intended criteria, additional consideration may be required to supplement the estimated net proceeds of $50 million, or $57.5 million if the over-allotment is fully exercised, from this offering and discuss alternative financing methods you will consider in order to complete such transaction. In addition, please reconcile this disclosure with your disclosure at page 29 that you believe the net proceeds of this offering will be sufficient to allow you to consummate a business combination.

4.   We note you will only consummate a business combination if you possess net tangible assets of at least $5,000,001 upon such consummation to avoid being subject to Rule 419. Please revise to clarify, if applicable, that your amended and restated certificate of incorporation will not provide a maximum conversion threshold and add a risk factor that highlights related risks to an investor.

Exhibits

5.   We note that you will enter into an agreement with Draper Venture Network to provide you with business and corporate development introductions and that each of your officers and directors has contractually agreed, pursuant to a written agreement, to present you, prior to presentation to any other entity, any suitable business opportunity which may be reasonably required to be presented to you. Please file such agreements and all required exhibits as promptly as possible.

       You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or, in his absence, Karina Dorin, Staff Attorney, at (202) 551-3763 with any other questions.

                                 Sincerely,

                                 /s/H. Roger Schwall

                                 H. Roger Schwall
                                 Assistant Director
                                 Office of Natural Resources

cc: Douglas S. Ellenoff, Esq.
        Stuart Neuhauser, Esq.
        Ellenoff Grossman & Schole LLP